FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September 2005


                                  UNILEVER PLC
                 (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: September 12 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            12 September 2005, 'Director/PDMR Shareholding'

Exhibit 99

                                  SCHEDULE 11

       NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS


1) Name of company

UNILEVER PLC

2) Name of director

ALL DIRECTORS/PDMRs IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

GREENWOOD NOMINEES LIMITED ACCOUNT NO: 438308


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

 i. EXERCISE OF EXECUTIVE OPTIONS BY SCHEME PARTICIPANTS
ii. EXERCISE OF SHARESAVE OPTIONS BY SCHEME PARTICIPANTS


7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

 i. a) 5,500
    b) 8,250
    c) 20,872
ii. a) 3,030

Total 37,652


10) Percentage of issued class
NEGLIGIBLE

11) Class of security
ORDINARY 1.4P SHARES

12) Price per share

 i. a) 428.75p
    b) 478.00p
    c) 308.25p
ii. a) 425.00p

13) Date of transaction

7 - 9 September 2005


14) Date company informed


12 September 2005


15) Total holding following this notification

47,386,197


16) Total percentage holding of issued class following this notification

1.628%


If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

JULIAN THURSTON 020 7822 6707

25) Name and signature of authorised company official responsible for making this notification

ALISON DILLON - DEPUTY SECRETARY

26)Date of Notification

12 September 2005